Exhibits. Item 77 CO

RCR

A special meeting of the shareholders of RMR Dividend Capture
 Fund (the "Fund") was held on June 4, 2009 for shareholders to consider the reorganization of the Fund with RMR Real Estate Income Fund. The results of the special meeting of shareholders of the Fund were:


Shareholders   Votes For
   Votes withheld
    Votes abstained


Common
        560,524.22
     32,814.00
        90,610.00
Preferred
       25.00
             -
               -